Date of Financial Statements Examined/Date of Registration Statement and Prospectus Examined:

Upright Growth Fund – 9/30/15 Form N-CSR/A filed 12/14/2015

Filing History:

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The Fund filed an amended Form NCSR on 12/14/15.  What was the reason for the amendment?  In the future please include the reason for the amendment in a cover page.

Reason for amendment: Letter to Shareholder

The Letter to Shareholder in the original filing was from a previous year.  The amendment was filed to update to the 2015 Letter.

We will include a cover page for any amendments in future filings.

Item 1. Financial Statements filed on Form N-CSR:

Management’s Discussion of Fund Performance:

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The MDFP does not meet the disclosure requirements of Item 27(b)(7)(i) of Form N-1A:

(i) Discuss the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser.

The MDFP only discloses the market return of the funds and the indices and opinions regarding market conditions in general.

The following were stated in the Annual Report.  More details would be included in future filings.

The Fund declined 6.48% while the S&P 500 Index declined 0.61% for the same period.  This comparison may not truly reflect the Fund’s short term performance due to the Fund’s high mark base on October 1, 2014.

If rate increase is not my major concern, what then is my focus now?  Valuation. US stock market has delivered positive returns for six straight years. It is not cheap anymore.  Although the economy continues to recover and is showing some strength, it is rather difficult to find good companies, especially in the growth category, at bargain price or even fair price.  So we look to other areas like the value sector or small to medium size companies.

Schedule of Investments:

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It appears that over 69% of the fund is made up of securities that are greater than 5% of the assets of the fund.  Please confirm that the fund is in compliance with the 50% diversification test outlined in IRC 851(e).

It appears that way due to the increases in the fair market values of the securities in question.

The fund is still in compliance as outlined in IRC 851(e).

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Investments that individually represent more than 5% of total assets sum to greater than 25% (69%).  Note 1 to the Financial Statements discloses that this fund is “diversified” under the 1940 Act.  How did the fund meet the diversification requirements of the 1940 Act at 9/30/15?

Again, this is due to the increases in the fair market values of the various securities.  The fund still meets the diversification requirements of the 1940 Act at 9/30/15.

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The fund had a significant investment in the Semiconductor Sector – 26.16%.  Please explain why this significant investment was not disclosed in the Principal Strategies and Main Risks sections of the fund’s prospectus.

The two securities in question, TSM and HIMX, belong to separate industries and should have been categorized as such.

In future filings, TSM would be grouped under Integrated Circuit; and HIMX under IC Design.

Form 40‐17G:

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Missing board of directors resolutions in the fidelity bond filing required by Rule 17g-1 of the Investment Company Act of 1940.

Rule 17g‐1 of the Investment Company Act of 1940 states:

a. Each registered management investment company shall:

1. File with the Commission: (i) within 10 days after receipt of an executed bond of the type described in paragraph

(b)(1) or (b)(2) of this section or any amendment thereof, (a) a copy of the bond, (b) a copy of the resolution of a majority of the board of directors who are not "interested persons" of the registered management investment company approving the form and amount of the bond

We will include the Board’s resolutions as stated above in our future filings.

Statement of Changes in Net Assets:

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Please explain why the fund states the following when the fund had  a net investment loss of ($854,339) at 9/30/15:

Note- the Fund has no undistributed net investment income, undistributed capital gains (losses), or accumulated distributions in excess of net investment income for each of the periods presented Notes to Financial Statements:

In future filings, the Fund will revise its disclosure to remove references to undistributed net investment income when the Fund has an accumulated net investment loss.

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Provide more information regarding the payment of trustee fees.  From Note 4:

The investment advisor has paid the trustee fee personally. According, the trust fee payable is due to him.

Did this expense run through the statement of operations?  If not, please explain how it was accounted for.  This seems to be an expense that the adviser reimbursed, but it is not clear if it was recorded as a fund expense.

This expense was not recorded as a fund expense in 2015 and therefore did not run through the statement of operations.  The trustee fee for the semi-annual meetings came to $800 for the fiscal year.  The amount was small so the Board decided to combine 2015 and 2016 fees together and report in 2016.  Please note the trustee fee accrual of $450 was stopped in 2015 to reflect this decision.

Financial Highlights:

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Provide the average net asset number used to calculate the expense and net investment income ratios.

Note: the Fund uses the average share method to calculate selected data per share, and average net assets to calculate the supplemental ratios throughout each year.

The Note was inadvertently omitted from the current filing but will be included under Financial Highlights in future filings.

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Please explain why the ending NAV on the financial highlights does not match the NAV on the balance sheet.  $12.18 vs. $12.17.

The NAV on the Balance Sheet is correct.  But there is a typographical error on the Financial Highlights of the Net realized and unrealized gain (loss) on investments of $(0.01) which causes the NAV on the financial highlights to be $(0.01) off.  As this is not material, the Fund will update its financial highlights in future filings.

Form N-Q:

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Provide fair value disclose required by ASC 820.

The following will be included in future filings of Form N-Q.

Portfolio securities that are listed on national securities exchanges or the NASDAQ National Market System are valued at the last sale price as of 4:00 p.m. Eastern time, or in the absence of recorded sales, at the readily available closing bid price on such exchanges or such System.   Unlisted securities that are not included in such System are valued at the quoted bid price in the over-the-counter-market.   Securities and other assets for which market quotations are not readily available are valued at fair value as determined in good faith by the Advisor under procedures established by and under the general supervision and responsibility of the Fund's Board of Trustees.

Fair Value Measurements

As required by the fair value topic of the FASB Accounting Standards Codification, fair value is defined as the price that the Fund would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820-10 establishes a three-tier framework for measuring fair value based upon a hierarchy of inputs.  The three levels of inputs are:

Level 1 – Unadjusted quoted prices active in markets for identical investments.

Level 2 – Other significant observable inputs (including quoted prices for identical investments on an inactive market, prices for similar investments, interest rates, prepayment speeds, credit risk, yield curves, default risk and similar data.)

Level 3 – Significant unobservable inputs, representing the Fund’s own assumptions about the assumptions a market participant would use in valuing the investment, and would be based upon the best available information.

The following table summarizes the inputs used to value the Fund’s investments as of September 30, 2015:

Level 1

      $ 8,780,456

Level 2

              -

Level 3

      ____-______

    Total

      $ 8,780,456

Statement Regarding Availability of Proxy Voting Policies and Procedures:

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Item 27(d)(4) of Form N-1A requires a fund to provide statement that a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities is available (i)

without charge, upon request, by calling a specified toll-free (or collect) telephone number; (ii) on the Fund’s website, if applicable; and (iii) on the Commission’s website at http://www.sec.gov.

The Company failed to include the statement regarding availability of proxy voting policies and procedures within its annual report.

The following will be included in future filings of annual report.

Proxy Voting Policies and Procedures

Since the Fund holds only extremely small positions in the voting securities of any issuer, the board reconfirmed on April 25, 2014 that there was limited value to voting any of the Fund's shares and decided not to exercise the Fund's right to vote. No votes have been cast on securities by the Fund during the reporting period. However, if the fund is to obtain larger positions in the voting securities of any issuer or if the board decides to exercise its right to vote, the process will follow the procedures stated below.

The Board of Trustees of the Trust has delegated responsibilities for decisions regarding proxy voting for securities held by the Funds to the Funds' Adviser. The Adviser will vote such proxies in accordance with its proxy policies and procedures. In some instances, the Adviser may be asked to cast a proxy vote that presents a conflict between the interests of a Fund’s shareholders, and those of the Adviser or an affiliated person of the Adviser. In such a case, the Trust's policy requires that the Adviser abstain from making a voting decision and to forward all necessary proxy voting materials to the Trust to enable the Board of Trustees to make a voting decision. When the Board of Trustees of the Trust is required to make a proxy voting decision, only the Trustees without a conflict of interest with regard to the security in question or the matter to be voted upon shall be permitted to participate in the decision of how the applicable Fund's vote will be cast.

The Adviser’s proxy voting policies and procedures generally provide that the Adviser will monitor corporate events and vote proxies in a manner consistent with the best interests of Fund shareholders.  The Adviser will generally vote with management on routine matters such as approval of auditors and re-election of directors and has adopted proxy voting guidelines that may be employed when considering how to vote on certain non-routine matters such as stock options, mergers and acquisitions and authorization of new shares of stock.  The Fund’s proxy voting policies are summarized below.

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Vote the securities based on a pre-determined voting policy if the application of the policy to the matter presented involves little or no discretion on the Adviser’s part;

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Vote the securities in accordance with a pre-determined policy based upon the recommendations of an independent third party, such as a proxy voting service.

The adviser will pay particular attention to the following areas.

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Suitable procedures implemented to ensure that management of a company is accountable to its board of directors and its board accountable to shareholders;

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The management and board of directors share goals and mutual interest in the benefit of the company's shareholders.

Approval of the Advisory Contract:

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We did not see the information required by Item 27 (d) (6) of Form N-1A in the annual semi-annual reports. From N-1A:

(6) Statement Regarding Basis for Approval of Investment Advisory Contract. If the board of directors approved any investment advisory contract during the Fund’s most recent fiscal half year, discuss in reasonable detail the material factors and the conclusions with respect thereto that formed the basis for the board’s approval.

The following will be included in future filings of semi-annual report.

Approval of Investment Advisory Contract.  At a meeting held on June 19, 2015, the Board of Trustees, including the Independent Trustee, unanimously renewed the Investment Advisory Agreement between the Fund and the Adviser.  To assist the Board in their evaluation of the Investment Advisory Agreement, the Board was supplied with supporting information from the Adviser in advance of the meeting.  The following describes the material factors and conclusions that formed the basis for the Board's approval of the New Investment Management Agreement.

Fund and Adviser Performance. The Board reviewed the performance returns of the Fund as compared with various benchmarks for different time periods.  Specifically, they were presented with average annual total returns of the Fund for various time periods, as compared to the returns of a peer group of funds and the S&P 500 Index.  The Trustees noted that the Fund's performance compared favorably to the peer group, and its relevant benchmark on a consistent basis.  The Board also took into consideration that the Fund tended to outperform its peers in both up and down markets.  Finally, the Board noted the Fund's low portfolio turnover rate and its high tax efficiency ranking.  The Board concluded that the Fund's performance history makes a compelling case that the Adviser had consistently and successfully managed the Fund in accordance with its stated objectives.

Nature, Quality, and Extent of Services Provided.  When discussing the nature, quality and extent of services that the Adviser provides the Fund, it was noted that, in addition to managing the Fund's portfolio, essentially all of the business of operating the Fund is conducted by the Adviser.  The Board also analyzed the Adviser's experience and the capabilities of the portfolio manager.  The Board noted that the level of shareholder redemptions historically has been extremely low, which they concluded is a reflection of the quality of the services provided by the Adviser.  Taking into account the personnel involved in servicing the Fund, as well as an impressive shareholder redemption ratio, the Board concluded that the services provided to the Fund by the Adviser were superior.

Comparison with Other Contracts and Other Clients.  The Board discussed at length the advisory fee of 1.5% of daily net assets and approved the change of the rate.

The Board noted that while that the Adviser received an Administrative Fee of 0.45% of daily net assets, the fee was well below the level necessary to cover expenses.  Starting from 10/01/2014, the rate was changed as follows. The Fund shall pay the Administrator at the end of each calendar month a fee at the annual rate of 0.45% of the Fund’s average daily net assets for the first $10 million of average daily net assets, 0.40% of the Fund’s average daily net assets for average daily net assets between $10 million to $20 million, and 0.35% of the Fund’s average daily net assets for average daily net assets over $20 million.

Cost of Services and Profits to be realized by the Adviser.  In considering the profits realized by the Adviser, the Board found that while the Adviser was realizing a reasonable profit from its advisory services to the Fund, it was incurring losses on the administrative services it provided to the Fund.  Consequently, the Board concluded that the Adviser was merely breaking even on its overall relationship with the Fund.

Economies of Scale.  The Trustees received and considered information regarding whether the Adviser had realized economies of scale with respect to the management of the Fund, whether the Fund had appropriately benefited from any economies of scale, and whether there is potential for realization of any further economies of scale.  The Board noted that the Fund's total expense ratio has generally declined as net assets have increased.  The Board also noted that the Adviser's profitability has remained low.  Noting that Fund shareholders have benefited from economies of scale as the Fund's net assets have grown due to the efforts of the administrator and the Adviser, the Board concluded that the Fund's fee structure is reasonable and that economies of scale have been realized by shareholders despite the absence of asset-level breakpoints.

Other Benefits. The Board considered other benefits to the Adviser as a result of its relationship to the Fund.  Aside from the management fee, the Board considered the Adviser's receipt of an administrative fee.  After reviewing the administrative services provided by the Adviser, the Board considered this benefit to be reasonable.  The Adviser does not receive soft dollar credits, nor does it execute portfolio transactions through affiliated brokers.

The Board did not identify any single factor discussed previously as all-important or controlling in their determination to renew the Investment Advisory Agreement. The Board, including the Independent Trustee, unanimously concluded that the terms of the Investment Advisory Agreement are fair and reasonable and that the Adviser's fees are reasonable in light of the services provided to the Fund and the benefits received by the Advisor.

Mr. David Chiueh owns 100% of the stock of the Advisory, Upright Financial Corporation.

The 9/30/13 annual report discloses a change in accountant.  Did the fund comply with the disclosure requirements of Item 77K of Form N-SAR?  Item 77K of N-SAR references Item 4 of Form 8-K, which references Item 304(a)(3) of Regulation S-K:

Regulation                             S-K, Item 304(a)(3)

The registrant shall provide the former accountant with a copy of the disclosures it is making in response to this Item 304(a) that the former accountant shall receive no later than the day that the disclosures are filed with the Commission. The registrant shall request the former accountant to furnish the registrant with a letter addressed to the Commission stating whether it agrees with the statements made by the registrant in response to this Item 304(a) and, if not, stating the respects in which it does not agree. The registrant shall file the former accountant's letter as an exhibit to the report or registration statement containing this disclosure. If the former accountant's letter is unavailable at the time of filing such report or registration statement, then the registrant shall request the former accountant to provide the letter as promptly as possible so that the registrant can file the letter with the Commission within ten business days after the filing of the report or registration statement. Notwithstanding the ten business day period, the registrant shall file the letter by amendment within two business days of receipt; if the letter is received on a Saturday, Sunday or holiday on which the Commission is not open for business, then the two business day period shall begin to run on and shall include the first business day thereafter. The former accountant may provide the registrant with an interim letter highlighting specific areas of concern and indicating that a more detailed letter will be forthcoming within the ten business day period noted above. If not filed with the report or registration statement containing the registrant's disclosure under this Item 304(a), then the interim letter, if any, shall be filed by the registrant by amendment within two business days of receipt

It was not a change in accountant, but rather a merger between our accountant Meyler & Company, LLC, and  Cowan, Gunteski & Co., P.A.  Since the merger we’ve been serviced through Cowan… et al.